Exhibit 99.1

PRESS RELEASE
April 9, 2007
Corporate Office:
Suite 420-625 Howe Street
Vancouver, BC CANADA
V6C 2T6
Website: http://www.starfieldres.com	SRU - TSX-V (Tier 1) SRFDF - OTCBB

Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

STARFIELD INITIATES SCOPING STUDY ON ITS
FERGUSON LAKE PROJECT

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

VANCOUVER, B.C. (April 9, 2007) - Starfield Resources Inc. (“Starfield” or the “Company”) (TSX-V: SRU and OTCBB: SRFDF) today announced that it has engaged Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) to conduct a scoping study on Starfield’s Ferguson Lake Property, located west of Rankin Inlet in Nunavut. Commencement of the scoping study is scheduled for later this month and is anticipated to be substantially complete by year end.

Mr. André J. Douchane, President and CEO of the Company, said “the scoping study will help management evaluate the economic potential of the deposit, and then to determine a development path for Ferguson Lake. Upon completion of this study, we will have sufficient information to make a decision as to how we advance the project.”

Scope of work

Scott Wilson RPA will prepare a scoping study to meet the requirements of a preliminary economic assessment under NI 43-101 regulations. The scope of work will include:

s	Geology, reserves and resources
s	Mining
s	Metallurgy and process
s	Infrastructure
s	Environment
s	Current life of mine plan, based on current resources
s	Project execution plan

Based on the findings of the study, the Company will make decisions about proceeding to project financing and completion of a formal pre-feasibility study. The scoping study capital and operating costs will be determined to a nominal accuracy of ± 30% to 35% commensurate with the conceptual nature of the available information.

Metallurgical Testing

Starfield has developed a novel, environmentally friendly and energy-efficient hydrometallurgical flowsheet to recover copper, nickel, cobalt and PGEs from Starfield Resources’ Ferguson Lake massive sulphides, under the direction of its metallurgical consultant, Dr. Bryn Harris. Additional work is being funded at McGill University under the direction of Professor George Demopoulos (McGill) and Dr. Bryn Harris (Starfield), focusing on the critical process step of iron precipitation and regeneration of the hydrochloric acid needed for the leaching step. McGill and Starfield have been awarded an NSERC Cooperative Research & Development (CRD) grant to continue development of this important process. The grant will run for a period of two years with the aim of furthering the iron precipitation and hydrochloric acid regeneration process for Starfield’s Ferguson Lake massive sulphide ores, which would optimize metal recovery over and above a conventional sulfide floatation mill.

“Because such NSERC grants are peer reviewed, this is recognition from the industry that the process conceived for Ferguson Lake has considerable merit, and is worthy of being supported by NSERC” said Dr. Harris. “The world-renowned reputation of McGill will add considerable credibility to the Starfield Process, whilst the expertise of Professor Demopoulos and his team will ensure that the ultimate process flowsheet will be of the highest quality.”

About Starfield: Starfield Resources Inc. is an advanced exploration and development company focused on its Ferguson Lake Copper-Nickel-Cobalt-Palladium-Platinum property located in Nunavut, Canada. The Ferguson Lake property covers more than 1.3 million acres and is 100% owned by the Company. Since 1999, Starfield has completed 132,000 metres of diamond drilling in 359 holes. A National Instrument 43-101 technical report dated May 15, 2006 prepared by N.C. Carter PhD., P.Eng. was filed on SEDAR and on Starfield’s website on May 25, 2006. A developing feature of this mineral district is the significant discovery of high-grade platinum and palladium mineralization found in the footwall to the massive sulphide deposit. Starfield's Ferguson Lake Project is unfolding as Nunavut's largest ongoing base and precious metal project.

On behalf of the Company,

André Douchane,
President and CEO

Caution concerning forward-looking statements: This communication to shareholders and the public contains certain forward-looking statements. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates," "plans" and similar expressions. Actual results may differ materially from those indicated by such statements. Although Company management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that all statements, other than statements of historical fact, included herein, including, without limitation statements regarding future production, are forward looking statements that involve various risks and uncertainties. These risks and uncertainties include those discussed or identified in the Company’s annual report for the year ended February 28, 2006, as filed with the U.S. Securities and Exchange Commission on Form 20-F. Among others, these include risks related to the uncertainty associated with calculating reserves and mineralization, operating hazards in the mining industry and the Company’s inability to meet its future capital requirements. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as such terms are defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable securities laws or an exemption from such registration is available.

For further information contact:

Michael Joyner The Equicom Group +1 (416) 815-0700 ext.275 mjoyner@equicomgroup.com	or	André Douchane Starfield Resources Inc. +1 (416) 671-8089 www.starfieldres.com